Exhibit 99.6

News Release

(For Immediate Dissemination)

Poly-Pacific Appoints Reclamation Expert to Advisory  Board

EDMONTON, ALBERTA, March 28, 2008 (CCNMatthews via COMTEX News Network) - -  Poly-Pacific  International  Inc.  ("Poly-Pacific"  or  the  "Company")  (TSX  VENTURE:  PMB)  (OTCBB:  PLYPF)  (BERLIN:  A0LGDN)  (FRANKFURT:  POZ)  is  pleased  to  announce  the  appointment of Mr. Ivor Cura to Poly-Pacific’s Advisory Board of Directors.

Mr. Cura, a former Industrial Engineer, was employed with a Fortune 500 chemical company in  Kingston, Ontario from 1955 to 1989. During the late 1970’s and 1980’s, Mr. Cura managed this  company’s  Waste  &  Surplus  Asset  Disposal  Program  in  Canada.  This  program  was  initially  confined to the waste Nylon 6.6 that was generated by the Kingston factory, which  included the  McAdoo Landfill Site. Mr. Cura was instrumental in the development of an additional program  that  would  end  the  nylon  waste  being  land  filled.  This  new  program   upgraded,  purified  and  pelletized the nylon waste streams, allowing for their continued use. Mr. Cura was the recipient  numerous  times  of  the  company’s  most  prestigious  merit  award,  “Award  of  Excellence”,  in  recognition   of   significant   achievements   accomplished   through   exceptional   ingenuity   and  persistence.

Management  views  the  addition  of  Mr.  Cura  as  extremely  fortunate.  With  his  knowledge,  experience  and  contacts,  Mr.  Cura  will  provide  the  Company  with  valuable  information  and  insight  into  its  current  and  future  reclamation  opportunities  throughout  North   America.  Mr.  Randy  Hayward,  President  stated;  “It  is  a  privilege  to  welcome  Mr.  Cura  to  Poly-Pacific’s  Advisory Board of Directors. His expertise in this industry is second to none.”

Mr. Ivor Cura states; “I am looking forward to working with the Poly-Pacific management team  to provide them with my guidance towards their current and future opportunities in this exciting  industry.”

Poly-Pacific is an innovator in eco-friendly solutions to Industrial Waste by-products. We are  actively and successfully pursuing the reclamation of industrial polymers throughout the world.  The  significance  and  importance  of  recycling  and  reclaiming  industrial  waste  has  become  an  important global issue. At Poly-Pacific, we are focused on benefiting our planet by exploring and  pursuing  new  environmentally  sound  methods  and  technologies  in  recycling,  while  creating  significant value for our shareholders as the leading company in the reclamation sector.

This release may contain forward looking statements within the  meaning of the "safe harbor"  provisions of US laws. These statements are based on management's current expectations and  beliefs and are subject to a number of risks and uncertainties that could cause actual results to  differ materially from those described in the forward looking statements. Poly-Pacific does not  assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-  Pacific by telephone at (778) 786-1230. Website: www.poly-pacific.com.  Email:info@poly-pacific.com